UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 25, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Lan Airlines S.A.

File No. 001-14728 – CF #28184

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Lan Airlines S.A. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on April 2, 2012.

Based on representations by Lan Airlines S.A. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 4.1.5	through April 2, 2022
Exhibit 4.2.5	through August 31, 2018
Exhibit 4.4.2	through October 31, 2017
Exhibit 4.15	through September 27, 2021
Exhibit 4.16	through July 31, 2013
Exhibit 4.20	through April 2, 2022
Exhibit 4.21	through December 31, 2018
Exhibit 4.22	through December 31, 2018
Exhibit 4.23	through December 31, 2018
Exhibit 4.24	through December 31, 2018
Exhibit 4.25	through December 31, 2018
Exhibit 4.26	through April 2, 2022

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Loan Lauren P. Nguyen
Special Counsel